Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 26, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 26, 2007, entitled "Temporary production shut-down at Kvitebjørn".

Temporary production shut-down at Kvitebjørn

Operator Statoil (OSE:STL, NYSE:STO), with support from the licensees in the Kvitebjørn field in the North Sea, have decided to temporarily cease production of gas and condensate from Kvitebjørn.

Production from the field has been reduced since December 2006 to ensure justifiable drilling of the remaining wells. The operation’s complexity and adaptation of necessary new technology has led to an extension of the drilling programme and resulted in further pressure fall in the reservoir.

In order to prevent an additional fall in pressure and thereby maintain safe operations, and to facilitate the drilling of more wells to secure reserves and the future production level, the operator has decided to shut down the field as of 1 May. It is expected that production will commence during the fourth quarter of 2007.

Statoil will meet its commitments to its gas customers during this period.

Production capacity at Kvitebjørn is 190,000 barrels of oil equivalent per day.

The Kvitebjørn licensees are Statoil (43.55%), Petoro (30%), Hydro (15%), Shell (6.45%) and total (5%).

The temporary shut-down at Kvitebjørn means that Statoil will not reach its previously communicated production target for 2007. The company will announce a new production forecast during the week commencing 7 May.

Contacts:

Media:
Jone Stangeland, vice president for public affairs, Exploration & Production Norway: +47 91 56 68 69 (mobile), +47 51 99 34 70 (office)

Ola Morten Aanestad, vice president media relations: +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Investor relations:
Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

Geir Bjørnstad, vice president, US investor relations, +1 203 978 6950

Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C.  20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.

STATOIL ASA (Registrant)
Dated: April 26, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer